WNC HOUSING TAX CREDIT FUND VI, L.P.,
                                    SERIES 13
                          Supplement Dated July 24, 2006
                      To Prospectus Dated November 1, 2005

         This supplement is part of, and should be read in conjunction with, the prospectus of WNC Housing Tax Credit Fund VI, L.P., Series 13 dated November 1, 2005. This supplement supersedes all previous supplements.

TABLE OF CONTENTS
                                                                            Page
Status of Series 13 Offering...................................................1
Local Limited Partnership Investments..........................................1
Management.....................................................................6
Federal Income Tax Considerations..............................................6

STATUS OF SERIES 13 OFFERING

         As of the date hereof, Series 13 has received and accepted subscriptions in the amount of $14,567,525 (14,915 Units). Of the total, $344,500 is currently represented by investor promissory notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

Series 13 has acquired or identified for acquisition interests in:

o        909  4th YMCA L.P., a Washington limited partnership; and
o        FDI-Country Square, Ltd., a Texas limited partnership; and
o        FDI-Park Place, Ltd., a Texas limited partnership; and
o        Grove Village L.P., a Texas limited partnership; and
o        Head Circle, L.P., a Mississippi limited partnership; and
o        Pleasant Village L.P., a Texas limited partnership.

These entities are referred to herein as local limited partnerships.

o        909 4th YMCA L.P. owns 909  4th YMCA in Seattle, Washington; and
o FDI-Country Square, Ltd., owns the Country Square Apartments in Lone Star, Texas; and
o        FDI-Park Place, Ltd. owns the Park Place Apartments in Bellville,
         Texas; and
o        Grove Village, L.P. owns Grove Village in Dallas, Texas; and
o        Head Circle, L.P. owns Head Circle in Ruleville, Mississippi; and
o        Pleasant Village, L.P. owns Pleasant Village in Dallas, Texas.

WNC & Associates, Inc. believes that Series 13 is reasonably likely to acquire and retain an interest in the local limited partnerships identified herein. However, Series 13 may not do so as a result of one or more factors. For example, a local limited partnership identified herein may fail to satisfy one or more conditions precedent to the investment of Series 13. Series 13 may fail to raise additional capital necessary to complete the purchase of the local limited partnerships. Moreover, the terms of an acquisition may differ from those as described. Accordingly, investors should not rely on the ability of Series 13 to acquire or retain an investment in the local limited partnerships identified herein on the indicated terms in deciding whether to invest in Series 13.

The following tables contain information concerning the local limited partnerships identified herein and their respective properties:

----------------------------------------------------------------------------------------------------------------------
                                         ESTIMATED
                                         OR ACTUAL    ESTIMATED                              PERMANENT    ANTICIPATED
              PROJECT                    CONSTRUC-    DEVELOPMENT                            MORTGAGE     AGGREGATE
LOCAL         NAME AND                   TION         COST         NUMBER OF     BASIC       LOAN         TAX
LIMITED       NUMBER        LOCATION     COMPLETION   (INCLUDING   APARTMENT     MONTHLY     PRINCIPAL    CREDITS
PARTNERSHIP   OF BUILDINGS  OF PROPERTY  DATE         LAND COST)   UNITS         RENTS       AMOUNT       (1)
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------
909 4th YMCA  909  4th      Seattle      March 2000   $1,796,904   20 1-BR       $620        $1,250,000   $717,380
L.P. (2)      YMCA          (King                                  Units                     YMCA (4)
                            County),
              1 building    Washington                                                       $2,500,000
              (3)                                                                            YMCA (5)

                                                                                             $510,000
                                                                                             YMCA (6)
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------
FDI -         Country       Lone Star    January 2007 $1,477,034   24 2-BR       $333        $306,981     $836,925
Country       Square        (Morris                                Units                     USDA RD (7)
Square        Apartments    County),
                            Texas                                                            $385,000
              6 buildings                                                                    TDHCA -
              (3)                                                                            HOME (8)
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------
FDI - Park    Park Place    Bellville    January 2007 $2,199,678   8 1-BR        $316        $975,503     $1,068,740
Place         Apartments    (Austin                                Units                     USDA RD (7)
              4 buildings   County),                               32 2-BR       $354
              (3)           Texas                                  Units                     $225,000
                                                                                             TDHCA
                                                                                             -HOME (8)
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------
Grove         Grove         Dallas       July 2007    $10,465,435  24 1-BR       $405-$522   $5,600,000   $3,672,784
Village       Village       (Dallas                                Units                     Bonds (9)
L.P.                        County),                               168 2-BR      $490-$587
              19 buildings  Texas                                  Units
              (3)                                                  40 3-BR       $575-$670
                                                                           Units
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------
Head Circle,  Head Circle   Ruleville    July 2006    $2,010,377   12 1-BR       $475        $1,040,119   $617,946
L.P.                        (Sunflower                             Units                     USDA RD
              11 buildings  County),                               16 2-BR       $500        (10)
              (3)           Mississippi                            Units
                                                                   10 3-BR       $515        $455,271
                                                                   Units                     USDA RD
                                                                                             (11)
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------
Pleasant      Pleasant      Dallas       July 2007     $9,934,065  40 1-BR       $515-$532   $6,000,000   $3,775,450
Village L.P.  Village       (Dallas                                Units                     Bonds (12)
                            County),                               120 2-BR      $575-$624
              12 buildings  Texas                                  Units
              (3)                                                  40 3-BR       $660-$758
                                                                           Units
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------

1. Low income housing tax credits are available over a 10-year period. In its first year of ownership of a local limited partnership, Series 13 will receive only that percentage of the annual credit which corresponds to the number of months during which Series 13 was a limited partner of the local limited partnership, and during which the apartment complex was completed and in service. See the discussion under "The Low Income Housing Tax Credit - Utilization of the Low Income Housing Tax Credit" in the prospectus.

2. This local limited partnership has been in operation for more than five years. Series 13 initially is expected to acquire its interest therein from the existing limited partner pursuant to an assignment and assumption agreement, pending completion of WNC's due diligence. If the due diligence is not favorably concluded, the local limited partnership interest would be transferred back to the assignor.

3.       Rehabilitation property.

4. The Young Men's Christian Association ("YMCA") has provided a mortgage loan for a term of 16 years at a fixed interest rate of 6.00%. Principal and interest are payable monthly based on a 16-year amortization schedule. As of November 30, 2005, the audited financial statements reported an outstanding principal balance of $1,051,755.


                                        2


5. YMCA has provided a mortgage loan for a term of 15 years at a fixed interest rate of 6.00%. Principal and interest are payable from available cash flow. As of November 30, 2005, the audited financial statements reported an outstanding principal balance of $2,199,272. Outstanding principal and interest will be due upon maturity of the loan.

6. YMCA has provided a mortgage loan for a term of 20 years at a fixed interest rate of 6.00%. Principal and interest are payable monthly based on a 20-year amortization schedule. As of November 30, 2005, the audited financial statements reported an outstanding principal balance of $413,353.

7. U.S. Department of Agriculture, Rural Development provided the first mortgage loan for a term of 50 years (commencing in 1981 for FDI Country-Square and 1984 for FDI-Park Place) at a market rate of interest prior to reduction of the interest rate by a mortgage interest subsidy to an annual rate of 1%. Principal and interest will be payable monthly based on a 50-year amortization schedule.

8. Texas Department of Housing and Community Affairs will provide the second mortgage loan for a term of 30 years at an annual rate of 1%. Principal and interest will be payable monthly based on a 30-year amortization schedule.

9. Bond financing will be provided for a term of 35 years at an annual interest rate of 6.4% per annum. Principal and interest will be payable monthly based on a 35-year amortization schedule.

10. U.S. Department of Agriculture, Rural Development will provide the first mortgage loan for a term of 30 years at a market rate of interest prior to reduction of the interest rate by a mortgage interest subsidy to an annual rate of 1%. Principal and interest will be payable monthly based on a 30-year amortization schedule.

11. U.S. Department of Agriculture, Rural Development will provide the second mortgage loan for a term of 30 years at a market rate of interest prior to reduction of the interest rate by a mortgage interest subsidy to an annual rate of 1%. Principal and interest will be payable monthly based on a 30-year amortization schedule.

12. Bond financing will be provided for a term of 30 years at an annual interest rate of 5.75% per annum. Principal and interest will be payable monthly based on a 30-year amortization schedule.

909 4th YMCA L.P. (Seattle): Seattle is in Kings County, Washington. Seattle is a major metropolitan area of the Pacific northwest. The population of the Seattle market area is approximately 2,234,000. The major employers for Kings County residents are Boeing (aircraft), Microsoft (technology), Nordstrom (retail) and Starbucks (food and beverage).

FDI - Country Square, Ltd. (Lone Star): Lone Star is in Morris County, Texas on U.S. Highway 259, approximately 23 miles north of Longview. The population of Lone Star is approximately 1,600. The major employers for Lone Star residents are Good Shepard Medical Center (medical services), Eastman Chemical (chemical), and LeTourneau, Inc. (heavy equipment).

FDI - Park Place (Bellville): Bellville is in Austin County, Texas, 13 miles north of Interstate Highway 10, 18 miles south of U.S. Highway 290, and approximately 60 miles west of Houston. The population of the Bellville market area is approximately 3,800. The major employers for Austin County residents are Acme Brick Company, Austin County and Lear Siegler Services Inc. (management and technical services).

Grove Village L.P. and Pleasant Village L.P. (Dallas): Dallas is in Dallas County, Texas. The population of the Dallas market area is approximately 1,188,000. The major employers for Dallas residents are Lockheed Martin (manufacturing), Texas Instruments (manufacturing), AMR Corporation (transportation), and the Dallas Independent School District (education).

Head Circle, L.P. (Ruleville): Ruleville is in Sunflower County, Mississippi on U.S. Highway 49W, approximately 90 miles northwest of Jackson. The population of the Ruleville market area is approximately 3,200. The major employers for Sunflower County residents are Precision Delta (ammunition manufacturing), Eastern Bag Connection (bulk bag recycling), Ruleville Manufacturing (men's clothing), and North Sunflower Medical Center.

----------------------------------------------------------------------------------------------------------------------------
                                                 LOCAL                          SHARING RATIOS:
LOCAL           LOCAL                            GENERAL        SHARING         ALLOCATIONS (4) AND
LIMITED         GENERAL            PROPERTY      PARTNER        RATIOS:         SALE OR REFINANCING  SERIES 13's CAPITAL
PARTNERSHIP     PARTNER            MANAGER (1)   FEES (2)       CASH FLOW (3)   PROCEEDS (5)         CONTRIBUTION (6)
--------------- ------------------ ------------- -------------- -------------------- -------------------- -------------------
909 4th YMCA     The Young         The Young     $0 (8)         First, according to   According to the    $530,861(9)
L.P.             Men's             Men's                        the positive capital  positive capital
                 Christian         Christian                    account balances;     account  balances
                 Association       Association                  Second, based upon
                 of Greater        of Greater                   any current or
                 Seattle           Seattle                      future taxes; Third,
                 (7)               (7)                          99.99% to Series 13
                                                                and .01% to LGP
--------------- ------------------ ------------- -------------- -------------------- -------------------- -------------------
FDI - Country    Fieser            FDI Property  $172,195       Series 13:  10%, but  99.98/.01/.01       $627,508
Square           Holdings,         Management                   not less than $1,000  29.99/.01/70
                 Inc. (10) Services,
                                   Inc. (11)                    LGP: 70%

                                                                The balance: 29.99%
                                                                to Series 13, .01%
                                                                to SLP and 70% to LGP
--------------- ------------------ ------------- -------------- -------------------- -------------------- -------------------
FDI - Park       Fieser            Hamilton      $263,501       Series 13: 10%, but   99.98/.01/.01       $801,395
Place            Holdings,         Valley                       not less than $1,000  29.99/.01/70
                 Inc. (10)         Management
                                   Inc.  (12)                   LGP: 70%

                                                                The balance: 29.99%
                                                                to Series 13, .01%
                                                                to SLP and 70% to LGP
--------------- ------------------ ------------- -------------- -------------------- -------------------- -------------------
Grove Village,   Walker            Guardian      $1,154,758     Series 13: $7,500     99.98/.01/.01       $2,827,761
L.P.             Guardian,         Management                   plus 10% of balance   9.99/.01/90
                 LLC               LLC
                 (13)              (14)                         LGP: balance
--------------- ------------------ ------------- -------------- -------------------- -------------------- -------------------
Head Circle,     SEMC, Inc.        Southeastern  $124,000       Series 13: 15%        99.98/.01/.01       $463,460
L.P.             (15)              Management                                         29.99/.01/70
                                   Co., Inc.                    LGP: 80%
                                   (15)
                                                                The balance 29.99%
                                                                to Series 13, .01%
                                to SLP and 70% to
                                                                             LGP
--------------- ------------------ ------------- -------------- -------------------- -------------------- -------------------
Pleasant         Walker            Guardian      $1,193,418     Series 13:  $7,500    99.98/.01/.01       $2,906,806
Village, L.P.    Guardian,         Management                   plus 10% of balance   9.99/.01/90
                 LLC               LLC
                 (13)              (14)                         LGP: balance

--------------- ------------------ ------------- -------------- -------------------- -------------------- -------------------

1. Each local limited partnership will employ either its local general partners or an affiliate of its local general partners, or a third party, as a property manager for leasing and management of the apartment complex. The fee payable generally is determined pursuant to market conditions.

2. Each local limited partnership will pay its local general partners or an affiliate of its local general partners fees for various services, including organization, development, land acquisition, syndication, incentive management and the like.

3. Reflects the plan of distributions for the net cash flow from operations, if any, of each local limited partnership for each year of operations. Net cash flow generally is equal to the excess of revenues over expenses, including the property manager's fee and any deferred amount thereof.

4. Subject to certain special allocations, reflects the respective percentage interests in profits, losses and low income housing tax credits of (i) Series 13, (ii) WNC Housing, L.P., the special limited partner ("SLP"), and (iii) the local general partners ("LGP").


                                        4

5. Reflects the percentage interests in any net cash proceeds from sale or refinancing of the apartment complex of (i) Series 13, (ii) the special limited partner, and (iii) the local general partners. Net cash proceeds from sale or refinancing of the apartment complex is equal to the sale proceeds less payment of the mortgage loan and other local limited partnership obligations.

6. Series 13 normally will make its capital contributions to a local limited partnership in stages, with each contribution due when certain conditions regarding construction or operations of the apartment complex have been fulfilled. In the case of a completed apartment complex, Series 13 may pay its capital contributions in full at the time of its acquisition of the local limited partnership. Series 13 expects to negotiate adjuster provisions providing for a reduction in the capital contributions in the event the tax credits are less than originally anticipated. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the prospectus.

7. The Young Men's Christian Association of Greater Seattle ("YMCA") is a public benefit non-profit organization formed in 1877. This is the organization's sole development, and sole property under management. The published financial statements of YMCA for the 2005 fiscal year reflect net assets in excess of $82,000,000.

8. Front-end fees to the local general partner, if any, were paid in connection with the original syndication of the local limited partnership.

9. Although denominated as a capital contribution, this is the amount Series 13 would pay to acquire the local limited partnership interest from the seller.

10. James W. Fieser, age 62, has been involved in the acquisition, financing and construction of approximately 66 affordable housing developments, consisting of approximately 4,800 units. Mr. Fieser will be the guarantor of the development, and is the owner and president of Fieser Holdings, Inc., a Texas corporation which was formed in 2003. Mr. Fieser has represented to Series 13 that, as of December 20, 2005, he had a net worth before provision for income taxes in excess of $4,661,000, a substantial portion of which is represented by illiquid assets.

11. FDI Property Management Services, Inc. was formed in December 2004 and manages more than 450 affordable multi-family and tax credit units. The president is James W. Fieser.

12. Hamilton Valley Management Inc. manages more than 100 properties consisting of more than 3,700 units. More than 100 of the properties are affordable housing, and more than 75 are tax credit properties.

13. Walker Guardian, LLC is a Texas limited liability company formed in 2004. Its first two developments are Grove Village and Pleasant Village. Rob Walker and Tom Brenneke are the guarantors. Mr. Brenneke, age 41, has represented to Series 13 that, as of December 31, 2005, he had a net worth before provision for income taxes in excess of $15,000,000, a substantial portion of which is represented by illiquid assets. Mr.Walker, age 39, has not yet provided financial information to Series 13.

14. Guardian Management LLC is an Oregon limited liability company formed in 2001. Its president is Tom Brenneke. Guardian Management LLC and its corporate predecessors have been involved in property management for 35 years. Guardian Management, LLC manages 173 multifamily properties consisting of 12,012 units, 3,610 of which are affordable housing units and 780 of which are tax credit units.

15. SEMC, Inc. is a Mississippi corporation formed in 1997. Its president is Vikki Barrett. Southeastern Management Co., Inc. is a Mississippi corporation formed in 1996. SEMC, Inc. has developed, and Southeastern Management Co., Inc. manages, 23 multifamily properties consisting of 840 units. The guarantor of the property is Wanza Little, who owns 25% of SEMC, Inc. and 100% of the property manager. Ms. Little, age 66, has represented to Series 13 that, as of October 26, 2005, she had a net worth in excess of $2,900,000, a substantial portion of which is represented by illiquid assets.

MANAGEMENT

Neither Series 13 nor its Fund Manager has directors, executives officers or employees of its own. The business of Series 13 is conducted primarily through WNC & Associates, Inc. Associates is a California corporation which was organized in 1971. The officers and employees of Associates with principal responsibility for the affairs of Series 13 are:

   Wilfred N. Cooper, Sr.      Chairman
   Wilfred N. Cooper, Jr.      President and Chief Executive Officer
   David N. Shafer, Esq.       Executive Vice President
   Michael J. Gaber            Executive Vice President
   Sylvester P. Garban         Senior Vice President - Institutional Investments
   Thomas J. Riha, CPA         Senior Vice President - Chief Financial Officer
   Thomas J. Hollingsworth     Vice President - Asset Management
   Gregory S. Hand             Vice President - Acquisitions
   Melanie R. Wenk             Vice President - Portfolio Management
   Thomas H. Mason             Director of Construction
   J. Brad Hurlbut             Director of Syndications
   Elizabeth Selby             Director of Development

Biographical information for these persons is in the Prospectus under "Management - The Sponsor - WNC & Associates, Inc."

FEDERAL INCOME TAX CONSIDERATIONS

Tax Legislation

President Bush has signed into law the Tax Increase Prevention Act of 2005. The 2005 Tax Act includes provisions which impact the tax discussion included in the prospectus. The prospectus includes such discussions in the "Federal Income Tax Considerations" section of the prospectus under the headings "Other Important Tax Considerations - Tax Rates" and " - Alternative Minimum Tax," and elsewhere. The following information supersedes the corresponding information included in all sections of the prospectus.

Alternative Minimum Tax. For taxable years beginning in 2006, the exemption amounts described on page 177 of the prospectus are increased to $62,500 for a married couple filing a joint return or a surviving spouse, $42,500 for a single person, and $31,250 for a married person filing separately.

Capital Gain Tax Rates and Liability. The maximum tax rate imposed on net long-term capital gain of individuals of 15% (5% for taxpayers in the 10% and 15% tax brackets) is extended through 2010. Any net short-term capital gain is taxed at ordinary income rates. For tax years beginning after 2007, the 5% rate is reduced to zero.

Circular 230

Treasury Department Circular 230 requires counsel to notify investors that its opinion was rendered in connection with the investment of an investor in Series 13, and that each investor should seek advice based on the investor's particular circumstances from an independent tax advisor.









                                        6